[Chapman and Cutler LLP Letterhead]

April 5, 2011

VIA EDGAR CORRESPONDENCE
Briccio B. Barrientos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Destra Investment Trust II (the “Trust”)
File Nos. 811-22523 and 333-171933

Dear Mr. Barrientos:

This letter responds to your letter dated February 25, 2011, regarding the registration statement filed on Form N-1A for Destra Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on January 28, 2011.  The Trust consists of the Destra Dividend All-Cap Value Fund (the “Dividend All-Cap Value Fund”), the Destra Focused Equity Fund (the “Focused Equity Fund”) and the Destra Preferred Securities and Income Fund (the “Preferred Securities and Income Fund”) (each, a “Fund,” and collectively, the “Funds”).

This letter serves to respond to your comments.  For your convenience, we have structured our response to address each of your comments in the order set forth in your letter.  Subsequent to the filing of the registration statement on Form N-1A, the Trust has determined to not offer the Dividend All-Cap Value Fund.  Accordingly, because it is no longer necessary to continue the review of the registration statement with respect that Fund, Comments 1 through 3 have been intentionally omitted from this response to your comments.

Comments 1 Through 3 - Intentionally Omitted

Focused Equity Fund

Comment 4 - Fund Management, Page 9

Be more specific about the experience of the portfolio managers since at least 2006.  Do not merely list employees, but detail positions held or regular duties.

Response to Comment 4

The prospectus has been revised in response to this comment.

Briccio B. Barrientos
April 5, 2011

Comment 5 - Adviser Performance, Page 11

Where a series intends to present prior performance information of another account or investment company, the registrant needs to complete the disclosure before the staff may continue our review.

Response to Comment 5

The prospectus has been revised in response to this comment.

Preferred Securities and Income Fund

Comment 6 - Principal Investment Strategies, Page 2

The Fund has a policy of investing 80% of its assets in preferred and income producing securities.  The Fund’s name has only “preferred securities” but not “income producing securities” in its name.  To ensure that the Fund’s name is consistent with its investment policy, please either add “income producing securities” to the Fund’s name or delete “income producing securities” from the Fund’s investment policy.  See Rule 35d-1 to the 1940 Act.

Disclosure in this section states that investment in exchange-traded funds will be a principal strategy.  Currently, there is not a line item in the fee table for Acquired Fund Fees and Expenses (“AFFE”).  Verify that these expenses will not exceed one basis point or add the AFFE line item to the fee table.  See Instruction 3(f) to Item 3 of Form N-1A.

Disclose the maturity policy with respect to the investment of this series in debt securities.

Response to Comment 6

With respect to the 80% policy and the name of the Preferred Securities and Income Fund, the Fund has agreed to be renamed as “Destra Preferred and Income Securities Fund” to ensure that it is in compliance with Rule 35d-1.

With respect to the Acquired Fund Fees and Expenses, the prospectus has been revised in response to this comment.

Briccio B. Barrientos
April 5, 2011

The maturity policy with respect to the investment of this series in debt securities has been included in the prospectus.

Comment 7 - Principal Risks, Page 3

Specify the risks of concentrating in the financial services sector.

Response to Comment 7

The prospectus has been revised in response to this comment.

Comment 8 - Non-Principal Investment Strategies, Page 7

This section identifies investment in ETFs as a non-principal strategy while earlier disclosure states that investment in ETFs is a principal strategy.  Please make disclosure consistent.

Response to Comment 8

The prospectus has been revised in response to this comment.

Statement of Additional Information

Comment 9 - Board of Trustees

Please disclose the directorships held by the trustees over the last five years.  See Item 17(b)(3).

Response to Comment 9

The statement of additional information has been revised in response to this comment.

Comment 10 - Disclosure of Portfolio Holdings

Disclosure in the second paragraph states that the funds may disclose on an ongoing basis non-public portfolio holdings information to various service providers.  Please disclose the typical frequency of portfolio holdings disclosure and lag time in all ongoing agreements.  See Item 16(f)(1)(iii).

Briccio B. Barrientos
April 5, 2011

Response to Comment 10

The disclosure in the statement of additional information accurately reflects the frequency of portfolio holdings disclosure and lag time in all ongoing agreements.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren